Exhibit 99.1

Immutep to Present Positive Interim Phase I Data for IMP761, a First-in-Class LAG-3 Agonist Antibody, at EULAR 2026

•	First-in-human Phase I study met its primary endpoint, demonstrating favourable safety and tolerability in healthy volunteers in the single ascending dose part of the study

•

Phase I data demonstrate statistically significant pharmacodynamic activity at 7 mg/kg in a validated placebo controlled double blinded setting, supporting further clinical investigation in autoimmune diseases

•	Additional trial updates will follow in H2 CY2026

SYDNEY, AUSTRALIA – June 4, 2026 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapies, today announced it will present first-in-human clinical data for its lead autoimmune candidate, IMP761, at the European Alliance of Associations for Rheumatology (EULAR) Congress, in London, UK on 4th June 2026 at 1.30 pm UK time in a poster session.

The data is from the ongoing Phase I, randomized, placebo-controlled, double-blind first-in-human study (NCT06637865) being conducted by the Centre for Human Drug Research (CHDR) in Leiden, the Netherlands, evaluating IMP761 in healthy volunteers using CHDR’s keyhole limpet haemocyanin (KLH) challenge model. The KLH challenge is a validated human immune response model that enables insights into IMP761’s pharmacological activity early in clinical development.

Initial clinical findings showed significant and clinically relevant pharmacodynamic activity, including reduction of local inflammatory responses and attenuated T-cell activity compared to placebo across cohorts ranging from 0.9 mg/kg to 7 mg/kg, with 7 mg/kg being statistically significantly better in terms of skin blood perfusion compared to placebo (p = 0.029). IMP761 was safe and very well tolerated at all dose levels tested and the study successfully reached its primary endpoint for the single ascending dose part of the study. The pharmacokinetics of single ascending doses of IMP761 support once per 4-week dosing.

The results highlight the potential of IMP761 to treat multiple autoimmune diseases driven by T-cell mediated inflammation and support further evaluation in a Phase II setting.

Dr. Frédéric Triebel, CSO of Immutep commented: “I am very excited about this first clinical evaluation of IMP761. IMP761 is designed to selectively target overactive T cells linked to chronic inflammation and is now showing clear immunosuppressive effects at dose levels above 0.9 mg/kg in this placebo controlled Phase I study. IMP761 could be positioned to address significant unmet need across multiple autoimmune indications such as rheumatoid arthritis or other T cell driven conditions.”

Marc Voigt, CEO of Immutep also added: “These first-in-human results are a pivotal milestone for Immutep and for the broader field of LAG-3 biology in autoimmunity. We thank our partners from CHDR and the volunteers in this study. Based on these encouraging early findings, the program supports further clinical evaluation and potential strategic collaboration.”

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Matthijs Moerland, CHDR’s Research Director Immunology and Principal Investigator commented: “Our collaboration with Immutep on IMP761 highlights the potential of innovative immunomodulatory approaches designed to restore immune balance in autoimmune disease. The encouraging data from this study support the continued clinical development of IMP761. We are proud to partner with Immutep on this important program and believe the collaboration demonstrates the value of combining innovative science with high-quality early clinical research.”

The poster will be available on the Posters & Publications section of Immutep’s website following the presentation.

About IMP761

IMP761 is a first-in-class immunosuppressive LAG-3 agonist antibody and the only LAG-3 agonist currently in clinical development. It is designed to selectively target activated T cells at sites of inflammation, with the aim of reducing pathological immune responses while preserving systemic immune function. Preclinical data supporting IMP761’s mechanism have been published in the Journal of Immunology,1 with additional supporting data in oligoarticular juvenile idiopathic arthritis (o-JIA) published in Pediatric Research.2 The program builds on Immutep’s expertise in the LAG-3 pathway and is being developed as a potential mechanism-based therapy across multiple autoimmune indications driven by T-cell-mediated inflammation.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune diseases. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding anticipated clinical development, regulatory progress and potential benefits of IMP761. These forward-looking statements are based on current expectations, estimates and projections, and involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in such statements.

Factors that could cause actual results to differ materially include risks associated with clinical trial outcomes, regulatory developments, and the Company’s ability to advance its product candidates. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Immutep undertakes no obligation to update or revise such statements, except as required by applicable law.

[1]	Angin M, Brignone C, Triebel F. A LAG-3-Specific Agonist Antibody for the Treatment of T Cell-Induced Autoimmune Diseases. J Immunol. 2020 15;204:810-818.
[2]

Sag E, Demir S, Aspari M, Nielsen MA, Skejø C, Hvid M, Turhan E, Bilginer Y, Greisen S, Ozen S, Deleuran B. Juvenile idiopathic arthritis: lymphocyte activation gene-3 is a central immune receptor in children with oligoarticular subtypes. Pediatr Res. 2021;90:744-751.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Disclaimer

This announcement has been prepared for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Matthew Beck, astr partners

+1 (917) 415 1750; matthew.beck@astrpartners.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889